SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

TTI TEAM TELECOM INTERNATIONAL LTD.

(Name of Subject Company (Issuer))

TEAM SOFTWARE INDUSTRIES LTD.

(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.50 PER SHARE

(Title of Class of Securities)

M88258104

(CUSIP Number of Class of Securities)

Shlomo Eisenberg
Chairman of the Board of Directors
Team Software Industries Ltd.
7 Martin Gehl Street
Kiryat Aryeh, Petach Tikva 49512, Israel
(972-3) 926-9700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Dov Schwell, Esq. Jonathan Rochwarger, Esq. McDermott, Will & Emery 50 Rockefeller Plaza New York, New York (212)-547-5382	Adam M. Klein, Adv. Goldfarb, Levy, Eran & Co. 2 Ibn Gvirol Street Tel Aviv 64077, Israel (972) 3-608-9999

CALCULATION OF FILING FEE

Transaction Valuation* $3,900,000.00	Amount of Filing Fee** $359.00

*    For purposes of calculating the filing fee only, this amount is based on the offer to purchase 650,000 ordinary shares of TTI Team Telecom International Ltd. at a purchase price of $6.00 cash per share.

**   Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

|_|Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None. Filing Party: Not Applicable.	Form or Registration No.: Not Applicable. Date Filed: Not Applicable.

|_|    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
|X|    third-party tender offer subject to Rule 14d-1
|_|    issuer tender offer subject to Rule 13e-4
|_|    going-private transaction subject to Rule 13e-3
|_|    amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Team Software Industries Ltd., an Israeli corporation (the “Purchaser”), and relates to the offer by the Purchaser to purchase 650,000 outstanding ordinary shares, par value NIS 0.50 per share (the “Shares”), of TTI Team Telecom International Ltd., an Israeli corporation (“TTI”), at $6.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2003 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)     The information set forth in Section 8 (“Information Concerning TTI”) of the Offer to Purchase is incorporated herein by reference.

(b)     The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)     The information set forth under “Introduction,” Section 6 (“Price Range of the Shares; Dividends on the Shares”) and Section 8 (“Information Concerning TTI”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) The information set forth in the Offer to Purchase under “Introduction” and Section 9 (“Information Concerning Purchaser”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)     The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

o      "Summary Term Sheet";

o      "Introduction";

o      "Background to the Offer";

o      Section 1 ("Terms of the Offer; Proration, Expiration Date");

o      Section 2 ("Acceptance for Payment and Payment");

o      Section 3 ("Procedures for Tendering Shares or Notifying Us of Your Objection to this Offer");

o      Section 4 (“Withdrawal Rights”);

o      Section 5 ("Material U.S. Federal Income Tax and Israeli Income Tax Consequences");

o      Section 7 ("Effects of the Offer on the Market for Shares; Registration under the Exchange Act");

o      Section 10 ("Sources and Amount of Funds");

o      Section 12 ("Conditions of the Offer"); and

o      Section 13 ("Legal Matters and Regulatory Approvals").

        The information set forth in the Letter of Transmittal and the Objection Notice, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(G), is also incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)     and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer” and Section 9 (“Information Concerning Purchaser”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)     The information set forth in the Offer to Purchase under “Background to the Offer” (“Purpose of the Offer; Reasons for the Offer”) and Section 9 (“Information Concerning Purchaser”) is incorporated herein by reference.

(c)     The information set forth in the Offer to Purchase under “Background to the Offer” (“Plans for TTI after the Offer; Effects of the Offer”) and Section 9 (“Information Concerning Purchaser”) is incorporated herein by reference

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 10 (“Sources and Amount of Funds”) and in the Commitment Letter and Form of Pledge, copies of which are attached hereto as Exhibits (b)(1) and (b)(2), respectively, is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)     and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer” and Section 9 (“Information Concerning Purchaser”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)     The information set forth in the Offer to Purchase under Section 14 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)     The Purchaser’s consolidated financial statements for the period ended December 31, 2001 and September 30, 2002, respectively (the “Financial Statements”), prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Israel, with a reconciliation to U.S. GAAP, are included in the Offer to Purchase and are incorporated herein by reference. The Financial Statements are presented on an unaudited basis. Audited financial statements are not available or obtainable without unreasonable cost or expense due to multiple subsidiary companies that affect the Financial Statements.

(b)     Pro forma financial information disclosing the effect of the offer has not been included in this Schedule TO because no securities are intended to be offered in a subsequent merger or other transaction in which remaining target securities are acquired.

ITEM 11. ADDITIONAL INFORMATION.

(a)     The information set forth in the Offer to Purchase under “Background to the Offer” (“Interest of Persons in the Offer” and “Related Party Transactions”), Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 9 (“Information Concerning Purchaser”), Section 12 (“Certain Legal Matters; Regulatory Approvals”) and Section 13 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference. The Purchaser is not aware of any pending material legal proceedings relating to the Offer.

(b)     The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.     DESCRIPTION

(a)(1)(A)     Offer to Purchase dated February 7, 2003.

(a)(1)(B)     Letter of Transmittal.

(a)(1)(C)     Notice of Guaranteed Delivery.

(a)(1)(D)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)     Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(G)     Notice of Objection.

(a)(5)     Text of Press Release issued by the Purchaser on February 7, 2003.

(b)(1)     Commitment Letter dated February 5, 2003 between the Purchaser and Bank Hapoalim B.M.*

(b)(2)     Form of Pledge between the Purchaser and Bank Hapoalim B.M.*

(d)(1)     Agreement, dated October 8, 1996, between TTI and Team Computers.**

(d)(2)      Registration Rights Agreement, dated October 22, 1996, between the Purchaser and TTI.**

(d)(3)      Lease, dated February 1, 1998, between TTI and Team Computers.***

(d)(4)      Amendment to the Lease dated February 1, 1998, dated September 2, 2002, between TTI and Team Computers.*

(g)      Not Applicable.

(h)     Not Applicable.

99.1      Representative's Authority to sign the Schedule TO.

* English translation from Hebrew.

** Previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and is incorporated herein by reference.

*** English summary from Hebrew original was previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 1998, and is incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEAM SOFTWARE INDUSTRIES LTD. By: /s/ Shlomo Eisenberg —————————————— Name: Shlomo Eisenberg Title: Chairman of the Board of Directors

Dated: February 7, 2003

EXHIBIT INDEX

NO.     DESCRIPTION

(a)(1)(A)     Offer to Purchase dated February 7, 2003.

(a)(1)(B)     Letter of Transmittal.

(a)(1)(C)     Notice of Guaranteed Delivery.

(a)(1)(D)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)     Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(G)     Notice of Objection.

(a)(5)     Text of Press Release issued by the Purchaser on February 7, 2003.

(b)(1)     Commitment Letter dated February 5, 2003 between the Purchaser and Bank Hapoalim B.M.*

(b)(2)     Form of Pledge between the Purchaser and Bank Hapoalim B.M.*

(d)(1)     Agreement, dated October 8, 1996, between TTI and Team Computers.**

(d)(2)      Registration Rights Agreement, dated October 22, 1996, between the Purchaser and TTI.**

(d)(3)      Lease, dated February 1, 1998, between TTI and Team Computers.***

(d)(4)      Amendment to the Lease dated February 1, 1998, dated September 2, 2002, between TTI and Team Computers.*

(g)      Not Applicable.

(h)     Not Applicable.

99.1      Representative's Authority to sign the Schedule TO.

* English translation from Hebrew.

** Previously filed as an exhibit to TTI’s Registration Statement on Form F-1 (Registration No. 333-5902), and is incorporated herein by reference.

*** English summary from Hebrew original was previously filed as an exhibit to TTI’s annual report on Form 20-F for the fiscal year ended December 31, 1998, and is incorporated herein by reference.